October 10, 2024

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Limited Company
Mespil Business Centre, Mespil House, Sussex Road
Dublin 4, Ireland

       Re: SMX (Security Matters) Public Limited Company
           Registration Statement on Form F-1
           Filed September 26, 2024
           File No. 333-282337
Dear Haggai Alon:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
The Offering, page 19

1. Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please revise to fix the price at which the shares will be sold for the duration of the offering and name the selling stockholders as underwriters. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretations
       612.09, as well as any other factors you deem relevant.
 October 10, 2024
Page 2
Plan of Distribution, page 115

2. We note your disclosure that the selling stockholders may utilize "purchases by a broker-dealer as principal and resale by the broker-dealer for its account." Please confirm your understanding that the retention by a selling shareholder of a broker-
       dealer would constitute a material change to your plan of distribution requiring a post-
       effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mariam Mansaray at 202-551-6356 or Jeff Kauten at 202-551-3447
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Samantha M. Guido